

December 9, 2013

Via E-mail
Daniel Yates
Chief Executive Officer
Opower, Inc.
1515 North Courthouse Road, 8th Floor
Arlington, VA 22201

> **Re:** **OPower, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 12, 2013**
> **CIK No. 0001412043**

Dear Mr. Yates:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price

range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Once you fill the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

4.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

5.   Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

- utilities will commit more than $11 billion to energy efficiency, demand response and customer engagement programs in 2013 in an effort to address these two challenges (page 1);

- in 2012, the use of your products and services saved approximately 1,100 gigawatt hours of energy, and improved customer sentiment metrics by up to 10% (page 1);

- the addressable market includes 1,300 electric and gas utilities worldwide, serving 650 million households and 60 million businesses (page 2);

- based on your internal analysis and industry experience, you estimate your addressable market opportunity to be at least $11 billion annually (page 3);

- Utilities spend $6 billion annually on customer service (page 4);

- Opower is a leading provider of cloud-based software to the $2.2 trillion dollar utility industry (page 41) and

- your utility customers are earning an additional $86.3 million of annual profit from performance incentives, which translates to an additional 6.9% return (page 61).

Prospectus Summary

Overview, page 1

6.   We note your reference here, and throughout your filing, to an approximate 8% penetration of your utility clients' customer base for your Energy Efficiency solution. Tell us what consideration you gave to disclosing the same measure of performance for your Customer Engagement, Thermostat Software and Demand Response solutions.

Risk Factors

A limited number of our utility customers are responsible for…, page 15

7.   We note your disclosure that many of your customer agreements are subject to termination by the customer for any reason. Please tell us what consideration you gave to including a separate risk factor to highlight this point.

Our results of operations may be harmed if we are required to collect sales taxes for our products and solutions…, page 18

8.   Please tell us the basis for your belief that you are not required to collect sales taxes from your customers. In your response, please also quantify the potential impact of an adverse determination on this issue.

Postal charges are one of our most significant costs, page 18

9.   You state that changes in postal expenses could have a significant impact on your business. Please provide quantitative information regarding the magnitude of this risk. For example, this could include a discussion of the relative contribution of postal expenses to the cost of revenue and additional quantitative information on the impact on the cost of revenues of the January 2013 United States Postal Service's determination to charge first class postal rates for your reports.

Market and Industry Data, page 34

10.   With respect to each third-party statement in your prospectus – such as those published by Accenture, Greentech Media, Institute for Electric Efficiency, International Energy Agency and Navigant Research – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether all or any of the reports or other publications were commissioned for you or for use in the offering.

Dilution, page 38

11.   With respect to the total consideration paid by existing stockholders that will be provided
        in the second table, tell us why you have not disclosed that amount and the basis on
        which it is excluded. To the extent the amount in this column will not represent cash
        payments, tell us what consideration you have given to including a footnote that describes
        the nature, amounts and valuations used with respect to any non-cash payments for those
        shares.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Key Performance Indicators for Our Business, page 43

12.   We note that the total number of customers served in footnote 2 includes customers for
        whom services have not yet been provided. Tell us what consideration was given to
        disclosing the number of revenue generating customers as of the end of each period
        presented in addition to the total number of customers that have signed contracts. Also,
        tell us what consideration you gave to providing a customer retention or renewal rate.

Six Months Ended June 30, 2012 and June 30, 2013

Revenue, page 46

13.   You state on page 42 that expanding with existing customers is one of your key financial
        metrics. Please add disclosure that addresses the change in households served for the
        interim period. Similar concerns exist with respect to your discussion of revenue for the
        years ended December 31, 2011 and 2012 on page 48.

Liquidity and Capital Resources, page 51

14.   Please identify the "utility partner" with whom you entered into a convertible loan
        agreement. Indicate the nature of your partnership, including whether the lender is a
        related party or customer and if so, disclose the amount of revenue associated with this
        entity.

Critical Accounting Policies

Revenue Recognition, page 53

15.   We note that "in the past" your subscription deliverables consisted of two offerings.
        Please expand your disclosures to also address all four of the service offerings described
        in your prospectus summary, including the dates when each service type was available

for sale to customers. That is, ensure your revenue policy addresses each of your offerings.

16.   Your disclosure on page F-12 indicates that "normally approximately seven months" elapse between contract signing and the date delivery occurs. Please tell us why it takes seven months for delivery to take place. Indicate whether installation and set-up services are occurring over this period of time. Revise your policy to address any additional services being provided.

17.   Please disclose the underlying variable or variables upon which subscription and data management fees are based. Tell us the amount of revenue earned from variable revenue features, performance guarantees, and service-level requirements. If material, tell us what consideration you gave to separately disclosing revenue earned that is fixed and variable. This information should also be disclosed in results of operation discussion.

Common Stock Valuations, page 54

18.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

19.   When the estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

20.   Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

21.   We note that for your July and August 2013 grants the valuation of your common stock significantly increased "mainly due to the reassessment of comparable companies." Disclose why you reassessed your comparable companies. Indicate whether these companies also experienced a significant increase in their stock valuations. Tell us why these comparable companies should not be utilized in prior valuations.

Business

Our Customers, page 68

22.   You state on page 15 that National Grid and Pacific Gas and Electric Company represent 15% and 14% of your total revenue, respectively. Please add disclosure regarding the rights and obligations of the parties under these agreements. In your response, please tell us what consideration you gave as to whether these agreements should be filed. Please refer to Item 601(b)(10)(ii)(B).

Shares Eligible for Future Sale

Lock-Up Agreements, page 95

23.   You state that there are "certain exceptions" to the lock-up agreements. Please concisely describe exceptions to the lock-up agreements. Further, please advise as to whether you intend to provide notice to the market in the event the lock-ups are released prior to the 180-day period and consider including disclosure in this regard.

Additional Information, page 109

24.   Please remove the phrase "in all respects" concerning summaries of contracts or other documents filed as exhibits.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Operating Segment, page F-15

25.   Tell us what consideration you gave to disclosing the amount of revenue generated by each of your four solutions pursuant to ASC 280-10-50-40.

Note 9. Income Tax, page F-25

26.   Disclose the domestic and foreign components of your total income or loss prior to the provision for income taxes. We refer you to Rule 4-08(h) of Regulation S-X.

Other

27.   Prior to the desired time of effectiveness, please ensure that we have received advice from the Financial Regulatory Authority that it has finished its review and of your filing and that it has no unresolved concerns with respect to the underwriting agreements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Tammy Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3462.

                                          Sincerely,

                                          /s/ Mark P. Shuman

                                          Mark P. Shuman
                                          Branch Chief – Legal

cc: Via E-mail
        Richard Kline, Goodwin Proctor LLP